

September 9, 2011

Gary W. Gould, Chief Executive Officer
FSI Low Beta Absolute Return Fund, TEI
3205 South Boston, Suite 1130
Tulsa, OK 74103

Re: FSI Low Beta Absolute Return Fund, TEI (File Nos. 333-176227 and 811-22595)

Dear Mr. Gould:

We have reviewed the registration statement on Form N-2 of FSI Low Beta Absolute Return Fund, TEI ("Fund"), which was filed on August 11, 2011, to register units of Fund interest under the Securities Act of 1933 ("1933 Act") and to register as an investment company under the Investment Company Act of 1940 ("1940 Act"). We have used captions from the registration statement above our comments to indicate the sections of the registration statement to which the comments relate. However, you should consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

Prospectus

Front Cover

1. Please disclose on the front cover the amount of securities being registered. Item 1.1.c. of Form N-2.

2. In the last sentence of the first paragraph after the pricing chart, please clarify that the number to call the Fund is toll-free or that the Fund may be called collect.

3. Please revise the statement required by Item 1.1.j. of Form N-2 to state that investing in the Fund should be considered "highly speculative" and involves an "extremely" high degree of risk.

Prospectus Summary, pages 7-18

4. Please revise the first paragraph after "Investment Policies" on page 7 (continuing on page 8) to state more directly and generally at the beginning of the paragraph what the Fund is investing in, with additional detail about the beta exposure, alpha engine, and buffer account added in the sentences that follow. In essence, please disclose the broad framework of the Fund's strategy as a whole before describing the details of each sub-component of its strategy individually (e.g., the Fund will invest in: (a) derivatives, (b) fixed income securities to the extent necessary to meet its regulatory and liquidity obligations for the derivatives in (a), and (c) hedge funds and funds of hedge funds). Follow this disclosure with disclosure about how the Fund will do it and how this strategy is expected to accomplish the Fund's investment objective. (You may include disclosure similar to the disclosure in the first paragraph under "Investment Policies" on page 20.)

5. Also in the first paragraph after "Investment Policies" on page 7 (continuing on page 8), please clarify whether the derivative investments are made to eliminate (or reduce) beta and the Fund of Hedge Fund investments are made to generate alpha.

6. In the first sentence on page 8 (carrying over from page 7), please revise the phrase "high qualify" to read "high quality."

7. In the first full paragraph on page 8 under "Investment Policies," please indicate whether the disclosure in the paragraph relates only to the Alpha Account.

8. Please disclose in this section whether any of the Managers, Sub-Managers, Underlying Funds, or Sub-Funds will be affiliates of the Fund or the Adviser.

9. The first sentence of the fourth full paragraph on page 11 states that "[f]or purposes of the Fund's investment restrictions and its investment limitations under the 1940 Act, the Fund will not 'look through' to the underlying investments of any Underlying Fund in which the Fund invests, since such Underlying Funds are generally not registered under the 1940 Act and are not subject to the Fund's investment limitations or the other investment limitations under the 1940 Act, unless otherwise required by the 1940 Act." Please clarify in this section and elsewhere as appropriate (see, e.g., the fourth paragraph on page 23 and the first full paragraph on page 71) that the Fund will be required to look through to the underlying investments of any affiliated Underlying Funds.

10. On page 15, under "Borrowing and Use of Leverage," please add disclosure stating that borrowing to make investments will cause the Fund's cost of capital to be higher and create a greater risk that an investor will lose money on his or her investment in the Fund. Also disclose that there will be an increase in management fees to the Adviser resulting from such leverage. Disclose that this creates (1) an incentive for the Adviser to cause the Fund to borrow, despite the risks, when it may be unwise to do so, and (2) a corresponding incentive not to deleverage the Fund when it would otherwise be appropriate to do so. Include similar disclosure for the use of leverage by the Underlying Funds and Sub-Funds.

11. In the first paragraph under "Distribution Policy" on page 17, the prospectus states "[t]he Fund does not presently intend to make periodic distributions of its net income or gains, if any, to Unitholders." If the Fund may make distributions from sources other than profits (such as return of capital), please revise the prospectus to disclose this fact and to describe the consequences of return of capital. Include in the disclosure the fact that return of capital is not earnings and profits, but is instead a return of the shareholder's original investment and that while return of capital is not immediately taxable, it will lower the shareholder's basis in the investment. Disclose that this will result in higher taxes when sold, possibly even if it is sold for a loss.

Fund Expenses, pages 18-20

12. In the Fee Table on page 19, the Total Annual Fund Operating Expenses should be 2.48% (0.75% Management Fee + 0.65% Other Expenses + 1.08% Acquired Fund Fees and Expenses = 2.48%). Please revise.

Investment Information, pages 20-24

13. In the last paragraph on page 20, under "Investment Policies," the prospectus states "[t]hrough the selection and ongoing monitoring of the components of the portfolio, the Adviser seeks to achieve total return by investing in the diversified portfolio of Underlying Funds." Other disclosures states that the Fund is non-diversified (see, e.g., "Prospectus Summary" on page 7). The term "diversified" is a defined term under the 1940 Act. Please revise. (Same comment on the second sentence of the first paragraph on page 25 under "Diversified.")

14. The third sentence of the first paragraph on page 21 states "[t]he Adviser's management philosophy necessitates well-rounded, thorough and in-depth knowledge of each Underlying Fund, and the relevant Sub-Manager's investment approach and of the market environment." In the case where the Fund is investing in a Fund of Hedge Funds that invests in Sub Funds, it appears to us that the Fund will neither have a direct investor relationship with the Sub Fund nor the investment discretion with respect to the Fund of Hedge Fund investing in the Sub Fund necessary to conduct this due diligence. Accordingly, please explain to us how the Fund intends to conduct this review with respect to Sub Funds.

15. The disclosure under "Investment Program" on page 21 indicates that the Fund is trying to obtain beta similar to the synthetic fixed income index. However, the Fund is generally only exposed to a maximum of 17% to the index (only 6% in Beta Exposure and 17% in the Buffer Account intended to meet the Fund's obligations under Release No. IC-10666). Since it appears that the majority of the Fund will be invested in funds/securities that have no correlation to the index, explain in this section how the Fund's strategy will accomplish this objective.

16. In the last sentence of the last paragraph on page 22, the prospectus states "[g]enerally, the Underlying Funds' investment methods may include, but are not limited to, convertible arbitrage, fixed income arbitrage, hedged equity, long/short equity, managed futures and credit-based, event-driven and global macro investing." Page 23 of the prospectus includes a description of most of these strategies, except managed futures and credit-based, event-driven, and global macro. Please describe these strategies on page 23.

Certain Risk Factors, pages 24-43

17. The paragraph under "Valuation" on page 27 states:

> The Adviser relies on the Underlying Funds' valuations of the Fund's investments in their respective funds. The Funds of Hedge Funds may, in turn, rely on a Sub-Fund's valuation of the Funds of Hedge Funds' investment in such fund. The valuations provided generally will be conclusive with respect to the Fund unless the Fund has a clearly discernible reason not to trust the accuracy of such valuations. Reliance upon such valuations will be required even though an Underlying Fund may face a conflict of interest in valuing its assets and liabilities, as their value will affect the Manager's compensation. Investments for which market quotations are not available will be valued by the Underlying Funds at such values as it may reasonably determine and may not be independently valued or verified by a third party. In most cases, the Adviser will have no ability to assess the accuracy of the valuations received from Underlying Funds and is not likely to have access to the information from the Sub-Funds.

Please explain to us how is this consistent with the requirement that when market quotations are not readily available, funds must value portfolio securities and all other assets by using their fair value as determined in good faith by the board of directors of the funds. See http://www.sec.gov/divisions/investment/icvaluation.htm. In addition:

(a) Please disclose in the prospectus whether the Fund's Board will use a third-party pricing service to assist it with the valuation of every security that would be classified as "Level 2" and "Level 3" assets under FASB Accounting Standards Codification Topic 820 ("Topic 820").

(b) Please disclose in the prospectus any third-party pricing service that will be used.

(c) Please inform us whether the Fund's Board will review, and approve in advance, the valuation methodology of the third-party pricing service and whether the Board will review regularly the accuracy of its valuations. See Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

(d) Please explain to us why the Adviser, Managers, and Sub-Managers, or any other firm that has a role in selecting the Fund's investments may participate in the valuation of those investments despite the conflict involved.

    (e) Please provide us with a copy of the written valuation methodology that the Board will use. <u>See</u> Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

18. On page 28, under "Potential conflict of interest," please include examples of the conflicts of interest that may arise as a result of the investment activities of the Adviser, the Underlying Funds and their affiliates for their own accounts and other accounts they manage.

19. The second and third sentences of the last paragraph on page 30 (carrying over to page 31) under "Manager Misconduct or Bad Faith" state that "it will be difficult, and likely impossible, for the Adviser to protect the Fund from the risk of Underlying Fund fraud, misrepresentation or simple bad judgment. Among other things, an Underlying Fund could divert or abscond with the assets allocated to it, fail to follow its stated investment strategy and restrictions, issue false reports or engage in other misconduct." Please tell us whether the Adviser will take any precautions to prevent this (<u>e.g.</u>, verifying assets with custodian, etc.). (Same comment on page 34 under "Misconduct.")

20. The second sentence under "Risk of Litigation" on page 31 states that "the Fund could be named as a defendant in a lawsuit or regulatory action." Please disclose in this section the kinds of lawsuits or regulatory actions to which the fund may be subject. Include in the disclosure whether there are any limits on the Fund's liability.

21. The second sentence under "Misuse of Confidential Information" on page 31 states that "Underlying
Funds may be charged with misuse of confidential information." Please tell us whether there is any reason to expect that such charges will be made and what steps the Adviser will take to reduce the possibility of making investments that are subject to this risk.

22. The first paragraph under "Beta Exposure Risks" on page 32 states "[t]he Adviser plans to use U.S. Treasury futures, Barclay's Aggregate Bond Index futures and/or derivatives contracts to create and maintain a synthetic fixed income index." Please explain in the prospectus what is meant by the phrase "create and maintain a synthetic fixed income index." Is the Fund seeking to construct a portfolio of derivatives that will correspond to the performance of a fixed income index that the Fund creates? Otherwise, please explain to us how the Fund's act of "creating and maintaining" an index furthers its investment objective in any way.

23. The last sentence on page 32 (carrying over to page 33) under "Derivatives Contracts" states "[c]ertain swaps, options and other derivative instruments may be subject to various types of risks, including market risk, liquidity risk, the risk of non-performance by the counterparty, including risks relating to the financial soundness and creditworthiness of the counterparty, legal risk and operations risk." Please describe these risks. Also confirm that the prospectus describes the derivatives in which the Fund is expected to invest and the relevant risks. <u>See</u> letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010.

24. On page 34 under "Limited Information", the prospectus states that "the Managers may not be given access to information regarding the actual investments made by Sub-Managers." Please explain to us why the Adviser/Manager would agree to such conditions.

25. The last complete sentence on page 37 states that an Underlying Fund or Sub Fund may invest in zero coupon obligations. Please disclose in the prospectus the following risks created by investing in original issue discount ("OID") instruments.

   a) The higher interest rates of OID instruments reflect the payment deferral and credit risk associated with them. Investors in the Fund share the risks and rewards of OID and market discount. These risks, however, are not shared by the adviser, who collects higher incentive fees and, in the case of payment-in-kind loans, higher asset-based fees with no deferral of cash payments and no repayment obligation to the Fund should any of these loans prove ultimately uncollectible.

   b) OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

   c) OID instruments generally represent a significantly higher credit risk than coupon loans.

   d) OID income received by the Fund may create uncertainty about the source of the Fund's cash distributions. For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

   e) In the case of payment-in-kind debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

   f) OID and market discount instruments create the risk of non-refundable cash payments to the adviser based on non-cash accruals that ultimately may not be realized.

26. On page 38, under "Below 'Investment Grade' Securities," please disclose in this section that below investment grade securities are often referred to as junk and state that these securities have speculative characteristics.

27. On page 40 under "Trading in Non-US Companies and Markets," if the Fund will invest in companies in emerging markets, the disclosure should also include the risks of investing in emerging market securities.

28. On page 43 under "Other," the prospectus states that "[s]ome Underlying Funds and Sub-Funds employ strategies for which no specific 'risk factors' are provided." To the extent that risks are known, they should be described. On the other hand, if the failure to describe the risks is because the Adviser doesn't know what the risks are, please explain to us why the Adviser would invest in something for which it is not familiar with the risks. Conversely, if this disclosure is an attempt to leave the door open for investment in Underlying Funds utilizing strategies about which the Adviser is not aware at this time, please disclose this fact in the prospectus. Also, as indicated in the last sentence under "Limits of Risk Disclosure" on page 43, the prospectus should be stickered to reflect any such investments when they are entered into.

Management, pages 44-45

29. On page 44, under "Board of Trustees and Investment Adviser," please include a description of the Adviser's experience as an investment adviser. Also indicate whether any person controls the Adviser, and, if so, disclose the name and general nature of its business. Item 9.1.b(1) of Form N-2.

30. On page 44, under "Board of Trustees and Investment Adviser" also include the required statement that a discussion regarding the basis for the Board approving the advisory contract is available in the annual or semi-annual report and provide the period covered by the report. Item 9.1.b(4) of Form N-2.

31. On page 44, the first sentence of the third paragraph under "Fees and Expenses" states that "[t]he Adviser provides office space and executive and other personnel to the Fund." If the Adviser charges the Fund for this (other than the 0.75% advisory fee described above), please disclose the amount in this section.

32. The last sentence under "Fees and Expenses" on page 44 states "[t]he Fund pays all expenses other than those paid by the Adviser, including but not limited to printing and postage charges, securities registration and custodian fees, and expenses incidental to its organization." Please disclose in this section how the organization expenses will be amortized and the period over which amortization will occur. See Item 9.1.f. of Form N-2.

33. On page 44 under "Portfolio Manager" please disclose Mr. Gould's title, length of service and business experience during the past five years. See Item 9.1.c. of Form N-2. (Note this information may be moved from page 86 of the Statement of Additional Information.)

34. On page 45 under "Administrator," please include a description of the services provided. See Item 9.1.d. of Form N-2.

35. On page 45 under "Transfer Agent" and "Custodian," respectively, please provide the principal business address of the relevant entity. <u>See</u> Item 9.1.e. of Form N-2.

<u>Back Cover Page</u>

36. Provide the required disclosure regarding dealer prospectus delivery obligations. <u>See</u> Item 2.3 of Form N-2 and rule 481(e) under the 1933 Act.

<center>**Statement of Additional Information**</center>

<u>Investment Policies and Practices, pages 70-80</u>

37. The last sentence of the first paragraph under "Fundamental Policies" on page 70 states "[t]he Fund may not, except to the extent permitted by the 1940 Act, the rules and regulations thereunder, or interpretations, orders or other guidance provided by the SEC or its staff: . . . ." Please summarize any 1940 Act requirements below.

<u>Repurchases, Mandatory Redemptions and Transfers of Units, pages 80-82</u>

38. The second to last sentence of the first full paragraph on page 80 states that "Unitholders must provide written tender request as to their intention to tender all or a portion of their units at least 90 days prior to the next possible tender offer." Please disclose in this section how long before a tender offer Unitholders will be notified of Board's intention.

<u>Board of Trustees, pages 82-84</u>

39. In the last column of the Trustees chart on page 83, add "During the Past Five Years" after "Other Directorships Held by Trustee." Provide disclosure in accordance with the revised column title.

40. Please tell us when the Independent Trustees will be elected.

41. Please disclose in this section who the Independent Trustees' legal counsel will be. (<u>See</u> third bullet point on page 87 under "The Fund Expenses" stating that expenses borne by the Fund include "The fees and disbursements of . . . legal counsel to the Independent Trustees.")

42. Include the table required by Item 18.7 of Form N-2 (even though the answer in each column may be "None"). Also disclose in this section any 5% or greater shareholder. <u>See</u> Item 19.2. of Form N-2.

43. Disclose in this section whether the Chairman of Board is an interested person of the Fund. If he/she is, also disclose whether the Company has a lead independent trustee and what role such person plays. Also disclose why that leadership structure is appropriate given the

specific characteristics or circumstances of the Company. Disclose the extent of the Board's role in risk oversight of the Company. See Item 18.5(a) of Form N-2.

44. The last sentence of the third paragraph on page 84 states "[c]urrently, the Nominating Committee does not consider nominees recommended by Unitholders."   Please disclose in this section why this is the case.

45. Disclose in this section the number of meetings by each committee during last fiscal year (or confirm the number is zero because the Fund was not operating). See Item 18.5(b)(3) of Form N-2.

46. Include the compensation table required by Item 18.13 of Form N-2.

47. Briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that each trustee should serve as trustee, in light of the Fund's business and structure. See Item 18.17 of Form N-2.

Portfolio Manager, pages 85-86

48. On page 86, the table describing the "Number of Other Accounts Managed and Assets by Account Type" and the "Number of Accounts and Assets for Which Advisory Fee is Performance-Based," should include Registered Investment Companies under both such sub-headings. Item 21.1(b)(1) and 21.1(c) of Form N-2. Also describe material conflicts of interest that may arise. See Item 21.1(d) of Form N-2.

Beneficial Ownership by Portfolio Manager, page 86

49. The paragraph on page 86 under "Compensation Disclosure" states "[t]he portfolio manager receives a salary and participates in the profitability of the firm based on this ownership." Please disclose in this section the ownership that is being referred to.

Code of Ethics, pages 87-88

50. The last sentence on page 87 (carrying over to page 88) states "[t]he code of ethics permits persons subject to the code to invest in securities, including securities that may be purchased or held by an Underlying Fund, subject to a number of restrictions and controls." Please disclose in this section whether the code of ethics permits direct investment in securities of an Underlying Fund or in other securities that may be purchased or held by the Fund.

51. In the first full paragraph on page 88, please revise "202-942-8090" to read "202-551-8090" and revise "20549" to read "20549-0102".

<u>Voting of Proxies, page 89</u>

52. Describe policies that the Fund uses when a vote presents a conflict between the interests of the Fund's shareholders and those of the Adviser or principal underwriter or their affiliated persons. Item 18.16 of Form N-2.

<u>Independent Registered Public Accounting Firm and Legal Counsel, page 108</u>

53. Provide a general description of the services performed by the accountant. <u>See</u> Item 20.7 of Form N-2.

General

1. Please furnish us with a representation that the Fund will disclose estimates of the tax characteristics of its distributions in its quarterly reports, even though its tax numbers cannot be finalized until its fiscal year-end. Estimates of the tax characterizations of the Fund's distributions in its periodic reports will alert shareholders to potential year-end tax consequences.

2. Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund's securities have filed or will file the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

3. Please advise us if you have submitted or expect to submit an additional exemptive application or no-action request in connection with your registration statement.

4. Please inform us whether FINRA has reviewed the underwriting terms and arrangements of the offering.

5. We note that the registration statement did not include a cover letter. Please include a cover letter in future filings.

6. We note that substantial portions of the registration are incomplete and necessary information is missing. Please file a pre-effective amendment with the missing information. When the missing information is provided, we intend to take sufficient time for a fulsome review.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * *

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the 1933 Act. Please provide written responses to all comments. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions about these comments, please call me at 202-551-6773.

Very truly,

Kieran G. Brown
Senior Counsel